Results of Special Shareholder Meetings
Thrivent Series Fund, Inc.

A special meeting of the shareholders of the Diversified Income Plus Portfolio, formerly known as the Thrivent High Yield Portfolio II, for the Thrivent Series Fund, Inc. was held on June 23, 2006. The matter voted upon at the meeting and the shares cast for, against, or to abstain are set forth as follows.

A.  To change the investment objective of Thrivent High Yield Portfolio
II.

For:          4,268,784.022
Against:         73,241.255
Abstain:        107,792.345